EXHIBIT 99.4

Press Release

Total and 174 Power Global to Jointly Develop 1.6 GW of Solar and Energy Storage Projects in the U.S.

Houston and Paris, January 14, 2021 – Total and 174 Power Global, a wholly owned Hanwha Group affiliate, have signed an agreement to form a 50/50 joint venture (JV) to develop 12 utility-scale solar and energy storage projects of 1.6 gigawatts (GW) cumulative capacity in the United States, transferred from 174 Power Global’s development pipeline.

The first project started production in 2020, and the remainder will be put on stream between 2022 and 2024. Located in Texas, Nevada, Oregon, Wyoming and Virginia the projects will produce clean and reliable energy across the U.S. and lead to the creation of jobs in engineering, construction and plant operations.

The JV builds on a strong partnership that combines 174 Power Global’s extensive solar project development experience in the U.S. with Total’s decade-long international expertise in the development of solar projects.

“This transaction is a first significant step for Total in the US utility scale solar market, in line with our 2025 ambition to achieve 35 GW of renewables production capacity worldwide. I am confident that this will pave the way to more opportunities in the US renewables and storage market,” said Julien Pouget, Director Renewables of Total. “I am very pleased to extend our long-standing cooperation with the Hanwha Group into renewable energies and successfully contribute to the development of solar power generation in the US”.

“We are pleased to partner with Total and see significant opportunities for our JV to expand our solar and energy storage footprint,” said 174 Power Global President and CEO, Henry Yun, PhD. “Both 174 Power Global and Total have a strong understanding of one another’s business strategies and investment standards. This is a great partnership, and we are excited to work with the Total team and further our joint commitment to clean renewable energy and low-carbon investments.”

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that could account for up to 40 percent of its sales by 2050. At the end of 2020, Total’s gross power generation capacity worldwide was around 12 GW, including close to 7 GW of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

About 174 Power Global

174 Power Global is a leading solar and energy storage project developer focused on North America’s utility and C&I energy markets. The company is wholly owned by the Hanwha Group, and has offices in Houston, Irvine, California and New York City. With deep expertise across the full spectrum of the project development cycle, 174 Power Global works closely with utilities, landowners, local communities, financial investors, and other partners to build highly productive, utility scale and C&I solar power plants throughout North America. Since its formation in 2017, 174 Power Global has signed over 3 gigawatts (GW) of power purchase agreements (PPAs) with more than 8 GW of additional solar projects and 10GWh of ESS projects in the development pipeline. 174 Power Global also is affiliated with Chariot Energy, a retail energy provider that provides 100% clean, renewable solar energy to the Texas market. Chariot Energy is transforming the energy supply for Texas while modernizing and simplifying the way solar energy is sold and delivered. 174 Power Global’s name was inspired by the 174 petawatts (PW) of power the earth receives from the sun at any moment.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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174 Power Global Contacts

Kelly Kimberly +1.713.822.7538 kkimberly@sardverb.com

Brian Armentrout +1.281.968.5635 Brian.armentrout@174powerglobal.com

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.